UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Immune Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

45252A107

(CUSIP Number)

Noreen Griffin

100 S Eola Dr Unit 1703

Orlando, FL 32801

(407) 375-5462

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒ **

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each of Noreen Griffin (“Griffin”), Global Reverb Corporation, a Florida corporation (“Global Reverb”), Raster Investments, Inc., a Delaware corporation (“Raster”), Paul Puskadi (“Puskadi”), Chris Dunk (“Dunk”), Roger D. Bozarth (“Bozarth”), Alan Cunningham (“Cunningham”), James Norman Curley (“Curley”), Rogoff Family Trust dtd 05-10-1999, an Arizona trust (“Rogoff”), Deane Rhodes (“Rhodes”), George Sasko (“Sasko”), Empower Insurance Corporation Ltd., a Turks and Caicos Islands company (“Empower”), Robert J. Dailey (“Dailey”) and Joel Yanowitz (“Yanowitz” and together with Griffin, Global Reverb, Raster, Puskadi, Dunk, Bozarth, Cunningham, Curley, Rogoff, Rhodes, Sasko, Empower, and Dailey, the “Reporting Persons”) with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Immune Therapeutics, Inc., a Florida corporation (the “Company”). Some of the Common Stock beneficially owned by Dailey was previously reported on a Schedule 13G filed on December 10, 2014, as amended on June 2, 2015. The information contained in Footnote 1 to these cover pages is incorporated by reference herein.

CUSIP No. 45252A107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noreen Griffin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 57,192(1) (2)
	8.	SHARED VOTING POWER 2,685(2)
	9.	SOLE DISPOSITIVE POWER 57,192 (2)
	10.	SHARED DISPOSITIVE POWER 2,685(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,877 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	According to the Annual Report on Form 10-K filed on April 15, 2021 (the “Form 10-K”) by the issuer, Immune Therapeutics, Inc. (the “Company”), a reverse stock split of the Company’s issued and outstanding, but not authorized, common stock at a ratio of 1,000-to-1 (the “Reverse Split”) was approved by the Company’s shareholders. The Reverse Split is currently pending approval by the Financial Industry Regulatory Authority, Inc. The information contained in the Form 10-K relating to the shares of Common Stock outstanding and beneficially owned is based on the implementation of the Reverse Split. According to the Form 10-K, there were 481,906 shares outstanding as of April 15, 2021. The information presented herein is based on the implementation of the Reverse Split. The beneficial ownership information presented in this Schedule 13D is otherwise based on the beneficial ownership of the Reporting Persons as of the date of the event requiring filing of this Schedule 13D.
(2)	Noreen Griffin (“Griffin”) directly holds 429 shares of Common Stock and warrants to purchase up to 7,420 shares of Common Stock, over which Griffin has sole voting and dispositive power. In addition, Griffin beneficially owns the following shares of Common Stock:
●	704 shares held by Griffin Enterprises Group, Inc., which is 50% owned by Griffin and 50% owned and managed by Robert Wilson, who is Griffin’s son, and Griffin has shared voting and dispositive power over such shares. Griffin disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein, and the inclusion of these shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 13 or for any other purpose;
●	2,685 shares held by the Griffin Family Trust, which is an irrevocable trust for the benefit of Griffin’s children and grandchildren, and Griffin has shared voting and dispositive power over such shares. Griffin disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein, and the inclusion of these shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 13 or for any other purpose;
●	A convertible note allowing the purchase of up to 49,772 shares, which is held by Global Reverb Corporation, a Florida corporation, of which Griffin is the sole officer, director and shareholder, and Griffin has sole voting and dispositive power over such shares.

CUSIP No. 45252A107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Reverb Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 49,772(3)
	8.	SHARED VOTING POWER 0(3)
	9.	SOLE DISPOSITIVE POWER 49,772(3)
	10.	SHARED DISPOSITIVE POWER 0(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,772 (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(3)	Consists of a convertible note to purchase up to 49,772 shares of Common Stock.

CUSIP No. 45252A107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raster Investments, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,650(4)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 25,650 (4)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,650 (4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(4)	Consists of 5,650 shares of Common Stock and warrants to purchase up to 20,000 shares of Common Stock.

CUSIP No. 45252A107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul Puskadi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,500(6)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 16,500(6)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,500(6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(6)	Consists of 11,500 shares of Common Stock and warrants to purchase up to 5,000 shares of Common Stock.

CUSIP No. 45252A107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chris Dunk
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 37,146(7)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 37,146(7)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,146(7)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(7)	Consists of 2,146 shares of Common Stock and warrants to purchase up to 35,000 shares of Common Stock.

CUSIP No. 45252A107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger D. Bozarth
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,123(8)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,123(8)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,123(8)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(8)	Consists of 7,123 shares of Common Stock and warrants to purchase up to 10,000 shares of Common Stock.

CUSIP No. 45252A107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alan Cunningham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,225(9)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 21,225(9)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,225(9)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(9) Consists of 1,225 shares of Common Stock and warrants to purchase up to 20,000 shares of Common Stock.

CUSIP No. 45252A107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Norman Curley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,170
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,170
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,170
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 45252A107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert J. Dailey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,634(10)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,634(10)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,634(10)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(10)	Consists of 12,005 shares of Common Stock and warrants to purchase up to 2,629 shares of Common Stock.

CUSIP No. 45252A107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rogoff Family Trust Dtd 5/10/1999
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 28,266(11)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 28,266(11)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,266(11)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO(12)

(11)	Consists of 8,266 shares of Common Stock and warrants to purchase up to 20,000 shares of Common Stock.
(12)	This reporting person is a trust.

CUSIP No. 45252A107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deane Rhodes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,100(13)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,100(13)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,100(13)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(13)	Consists of 100 shares of Common Stock and warrants to purchase up to 5,000 shares of Common Stock.

CUSIP No. 45252A107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George Sasko
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 40,155(14)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 40,155(14)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,155(14)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(14)	Consists of 30,155 shares of Common Stock and warrants to purchase up to 10,000 shares of Common Stock.

CUSIP No. 45252A107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Empower Insurance Corporation Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Turks and Caicos Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 45252A107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joel Yanowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 24,570(15)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 24,570(15)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,570(15)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(15)	Consists of 4,570 shares of Common Stock and warrants to purchase up to 20,000 shares of Common Stock.

CUSIP No. 45252A107	13D

Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Immune Therapeutics, Inc., a Florida corporation (the “Company”). The Company’s principal executive office is located at 2431 Aloma Ave., Suite 124, Winter Park, FL 32792.

Item 2.  Identity and Background.

(a) Griffin, Global Reverb, Raster, Puskadi, Dunk, Bozarth, Cunningham, Curley, Rogoff, Rhodes, Sasko, Empower, and Yanowitz are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit A.

(b) The address of residence of Griffin is 100 S Eola Dr., Unit 1703, Orlando, Florida 32801. The principal address of Global Reverb is 100 S Eola Dr., Unit 1703, Orlando, Florida 32801. The principal address of Raster is 2384 Orchard Crest Blvd., Manasquan, NJ 08736. The address of residence of Puskadi is 2020 Tigertail Blvd., 7A, Dania Beach, FL 33004. The business address of Dunk is 13 Corporate Plaza Dr., Suite 206, San Francisco, CA 94107. The address of residence of Bozarth is 9028 Great Heron Cir., Orlando, FL 32836-5483. The address of residence of Cunningham is 2500 Saratoga Lane, Tuscaloosa, AL 35406. The address of residence of Curley is 410 Dahlia Ave., Corona Del Mar, CA 92625-2844. The principal address of Rogoff is 20701 N. Scottsdale Dr., Ste. 107-501, Scottsdale, AZ 85255. The address of residence of Rhodes is 9200 Halsey Circle NE, Tuscaloosa, AL 35406. The address of residence of Sasko is 515 Westchester Dr., Ste. D, Campbell, CA 95008. The business address of Empower is Empower Insurance Corporation Ltd., 1254 Leeward Highway, Caribbean Place, Providenciales, Turks and Caicos Islands. The address of residence of Yanowitz is 100 Tamal Plz., Suite 106, Corte Madera, CA 94925. The business address of Mr. Zammit (as defined in Item 2(f)) is c/o Empower Insurance Corporation Ltd., 1254 Leeward Highway, Caribbean Place, Providenciales, Turks and Caicos Islands. The business address of Mr. Rogoff (as defined in Item 2(f)) is c/o Rogoff Family Trust dtd 05-10-1999, 20701 N. Scottsdale Dr., Ste. 107-501, Scottsdale, AZ 85255. The business address of Ms. Teraskiewicz and Mr. Teraskiewicz (each as defined in Item 2(f)) is c/o Raster Investments, Inc., 2384 Orchard Crest Blvd., Manasquan, NJ 08736. Mr. Zammit, Mr. Rogoff, Ms. Teraskiewicz, and Mr. Teraskiewicz are collectively referred to as the “Individual Principals”)

(c) The principal business of Global Reverb, Raster and Rogoff is investment of family funds. The principal business of Empower is insurance. Griffin is Executive VP of Corporate Strategy at Cytocom, Inc., 2537 Research Blvd., Suite 201, Fort Collins, CO 80526. Puskadi is employed at HCC Inc., 2020 TigerTail Blvd. 7A, Dania Beach Fl 33004. Dunk is employed at CD Communications, 13 Corporate Plaza Dr., Suite 206, Newport Beach 92675. Cunningham is retired. Curley is retired. Sasko is employed at Kobett Metals 515 Westchester Dr., Ste. D, Campbell Ca 95008. Yanowitz is employed at Innovation Associates, 100 Tamal Plz, Suite 106, Corte Madera CA 94925. Rhodes is self-employed at Anton Inc., 9200 Halsey Circle NE, Tuscaloosa, Ala 35406. Bozarth is President of The Insurance Advantage, Inc., 2813 S. Hiawassee Rd., Ste. 205, Orlando, FL 32835. Mr. Rogoff (as defined in Item 2(f)) is sole trustee of Rogoff. Ms. Teraskiewicz (as defined in Item 2(f)) is Secretary and Director of Raster, and Mr. Teraskiewicz (as defined in Item 2(f)) is President and Director of Raster. Mr. Zammit (as defined in Item 2(f)) is Director of Empower.

(d) During the last five years, none of the Reporting Persons or Individual Principals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or Individual Principals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Griffin, Puskadi, Dunk, Bozarth, Cunningham, Curley, Rogoff, Rhodes, Sasko, and Yanowitz are citizens of the United States. Global Reverb was incorporated in the State of Florida. Raster was incorporated in the State of Delaware. Rogoff was established in the State of Arizona. Empower was incorporated in Turks and Caicos Islands.

Global Reverb is the record owner of a promissory note convertible into 49,772 shares of Common Stock. All of the securities owned by Global Reverb are beneficially owned by Griffin. As indicated on Schedule A, other than Griffin, Global Reverb has no other executive officer, director or controlling person.

Raster is the record owner of 7,650 shares of Common Stock. All of the securities owned by Raster may be deemed to be beneficially owned by Marie Elena Teraskiewicz (“Ms. Teraskiewicz”), Secretary and Director, and Edward Teraskiewicz (“Mr. Teraskiewicz”), President and Director. Ms. Teraskiewicz is a citizen of the United States. Mr. Teraskiewicz is a citizen of Saint Kitts and Nevis and holds a United States Permanent Resident Card. As indicated on Schedule A, other than Ms. Teraskiewicz and Mr. Teraskiewicz, Raster has no other executive officer, director or controlling person.

Rogoff is the record owner of 28,266 shares of Common Stock. All of the securities owned by Rogoff are beneficially owned by Lawrence J. Rogoff (“Mr. Rogoff”), its sole trustee. Mr. Rogoff is a citizen of the United States. As indicated on Schedule A, other than Mr. Rogoff, Rogoff has no other executive officer, director or controlling person.

Empower is the record owner of 0 shares of Common Stock. All of the securities owned by Empower are beneficially owned by John Zammit (“Mr. Zammit”), its director. Mr. Zammit is a citizen of Turks and Caicos Islands. As indicated on Schedule A, other than Mr. Zammit, Empower has no other executive officer, director or controlling person.

Item 3.  Source or Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired in transactions that are not related to the proposed transaction that is the subject of this Schedule 13D.

This Schedule 13D is being filed because, under the facts and circumstances described in Items 4 and 5, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any acquisition or disposition of Common Stock, or binding agreement to acquire or dispose of Common Stock by the Reporting Persons.

The descriptions of the principal terms of the Proposal (as defined below) under Item 4 are incorporated herein by reference in its entirety.

Item 4.  Purpose of Transaction.

 This Schedule 13D relates to the potential acquisition of additional shares of Common Stock by the Reporting Persons. On May 28, 2021, the Company and the Reporting Individuals executed a non-binding Term Sheet (the “Proposal”) related to a proposed loan transaction by the Reporting Persons to the Company in exchange for, among other things, allowing the Reporting Persons to exercise existing warrants to purchase Common Stock at a preferential price per Share up to the amount of their loan balances, on the terms and conditions set forth in the Proposal (the “Proposed Loan”). The purpose of the Proposal is to provide sufficient working capital to the Company to meet certain ongoing expenses, resolve certain outstanding debts, and transition to new management. If the Proposal is agreed to and completed as contemplated by the Term Sheet, it is expected that the Lenders would acquire rights to purchase shares of Common Stock in such a number that the result may be deemed a change of control of the Company.

Unless explicitly stated otherwise in this Schedule 13D, the disclosure in this Schedule 13D only addresses U.S. federal securities law disclosure requirements with respect to the Reporting Persons. No assurances can be given that any other person or persons will satisfy their applicable reporting obligations with respect to the Proposal notwithstanding any references to any other person or persons in the Term Sheet or in the description of the Proposal below.

Footnote 1 on the cover page of this Schedule 13D is incorporated by reference herein.

In the Proposal, the Company proposed, among other things, that the Reporting Persons loan the Company a minimum of $700,000 and up to $1,500,000.00 (the “Loan”) in exchange for non-convertible promissory notes (each a “New Note,” and collectively, the “New Notes”) in favor of each Reporting Person in the amount loaned by each Reporting Person. The New Notes will bear simple interest at the rate of 5% per annum and mature twelve (12) months from the dates of their respective issuances. The Company, with the approval of the Reporting Person creditor, will have the option to extend such maturity for an additional six (6) months. The Reporting Persons will each have the option to draw down and apply the balance of their New Note, or a portion thereof, to exercise the existing warrants to purchase Common Stock held by the Reporting Persons (“Existing Warrants”) according to the terms of the Existing Warrants except that the price per Share will be $0.05 per share of Common Stock after the Reverse Split is approved by FINRA and the maximum dollar amount of shares of Common Stock that may be purchased will be the balance on the New Note. Exhibit B to this Schedule 13D indicates the specific amounts of Common Stock that the Reporting Persons will have the above warrant rights to purchase if the Proposal is agreed to and completed as contemplated in the Term Sheet. As a condition to the Reporting Persons making the contemplated Loan (the transactions contemplated by the Loan are sometimes referred to in this Schedule 13D as the “Closing”), the Company will agree to attempt to resolve certain debt on its books in accordance with the Term Sheet. As a condition to the Company settling such debt, Forte Biotechnology Intl Corp. (“Forte”) and Cytocom, Inc. (“CYTO” or “Cytocom”) must complete the assumption of certain obligations, as detailed in the Term Sheet and previously agreed to between the Company and Forte and CYTO, respectively.

The Company will provide customary demand and piggyback registration rights relating to the registration of the Reporting Persons’ shares of Common Stock resulting from exercise of their warrants, on a pro rata basis, up to the amount permitted by law.

Under the Proposal, the Company will also offer certain existing note holders (each an “Existing Note Holder,” and collectively, the “Existing Note Holders”) the right to amend their notes (each an “Existing Promissory Note,” and collectively, the “Existing Promissory Notes”) to (i) extend the maturity of each Existing Promissory Note to twelve (12) months from Closing, with the Company’s ability to extend such maturity on any given Existing Promissory Note an additional six (6) months with the approval of the applicable Existing Note Holder, (ii) provide for 5% interest per annum, and (iii) allow for the conversion of the principal and accrued interest of the Existing Promissory Notes at a rate of $0.05 per Share once the Reverse Split is approved by FINRA, and such conversion will automatically occur upon FINRA’s approval of the Reverse Split. In addition, upon approval of the Reverse Split by FINRA, any unexercised warrants to purchase Common Stock held by Existing Note Holders will be automatically exercised either through a cash payment or by crediting the principal balance and/or accrued interest on their Existing Promissory Notes. The Existing Note Holders will agree to a six (6) month lock up of their conversion shares, excepting certain private transfers. Reporting Person Dailey is an Existing Note Holder and will have the above warrant rights for up to the $44,493 balance on his Existing Note.

In addition, under the Proposal, Roscoe Moore and Kevin Phelps will be invited to remain as board members and will remain as executive officers at least until such time as new members are elected to the board of directors. Until such time as new Board Members are elected as noted below, the Lenders will appoint two individuals to act as board advisors with such responsibilities as agreed between Lenders and the Company. Mr. Phelps will be granted a $100,000 promissory note as severance, including any required employment tax payments due from the Company. The Note will bear simple interest at the rate of 5% per annum and mature twelve (12) months from the dates of their respective issuances. The Company will hold its annual meeting for the appointment of new board members and management promptly following Closing of the Loan and shall file a Proxy Statement on Schedule 14A within 45 days of Closing.

In addition, the Company will offer former employees who hold deferred compensation on the books of the Company the opportunity to settle a portion of the amounts owed them for Common Stock of the Company. The remaining deferred compensation held by such former employees will be transferred to Forte. The former employees will be required to execute settlement agreements with the Company at Closing, which settlement and the issuance of shares will be conditioned upon approval of the Reverse Split by FINRA. If the Reverse Split is not approved by FINRA, the former employees and Company will work together to reach a new settlement.

Furthermore, the Company will offer its current CEO and board of director members who hold deferred compensation on the books of the Company the opportunity to settle the amounts owed them for common shares of the Company. The CEO and board members will be required to execute settlement agreements with the Company at Closing, which settlement and the issuance of shares will be conditioned upon approval of the Reverse Split by FINRA. If the Reverse Split is not approved by FINRA, the CEO, board members and Company will work together to reach a new settlement.

In addition, the Company will offer certain persons who hold accounts payable and accruals with the Company the right to convert their amounts due into Common Stock of the Company. Each recipient will execute a settlement agreement with the Company at Closing.

As a condition to the Company’s obligations to settle existing debt on the terms provided in the Term Sheet, (i) Cytocom will assume certain obligations of the Company, (ii) Cytocom must formally rescind its default notice to the Company of the license from Cytocom to the Company and restore the license to the Company in full force and effect, (iii) Forte must complete its assumption of debt as previously agreed between Forte and the Company, and (iv) Forte must issue the Company 15% of Forte’s issued and outstanding stock, as previously agreed between Forte and the Company.

Each of Cytocom and Forte will also be required to execute a separate assignment and assumption agreement approved by their respective boards and the obligation holders. Each holder of an obligation transferred to Forte or CYTO will be required to execute a settlement agreement with the Company at Closing for the amount of the obligation being transferred.

The Proposal provides that no binding obligation on the part of the Company or the Reporting Persons shall arise with respect to the Proposal unless and until definitive agreements have been executed.

References to the Proposal in this statement are qualified in their entirety by reference to the Term Sheet, which is attached hereto as Exhibit C and incorporated by reference as if set forth in its entirety.

If the Lenders agree to the Proposal, and the Reverse Split is not approved by FINRA in a timely manner, then the Lenders plan to propose that the Company seek a candidate for its merger or acquisition in order to provide sufficient working capital and time to reach appropriate settlements, releases, and other resolutions of the potential claims of various parties including former employees, vendors and suppliers of the Company, without seeking additional financing from the Lenders. If the Company is unable to find a suitable merger candidate, then the Lenders plan to propose that the Company file for Chapter 11 bankruptcy in which the Lenders would form a creditors committee and provide financing to the debtor-in-possession while the Company works to resolve the possible claims against it on that basis.

Except as set forth in this statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole; thus, each Reporting Person may be deemed to beneficially own an aggregate of 342,188 outstanding Shares, which represents approximately 71.0% of the total outstanding Common Stock. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Shares held by each other Reporting Person.

Except as disclosed in this Schedule 13D, none of the Reporting Persons or Individual Representatives beneficially owns any Common Stock or has the right to acquire any Common Stock.

Except as disclosed in this Schedule 13D, none of the Reporting Persons or Individual Representatives presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Stock which it may be deemed to beneficially own.

(c) Other than as otherwise disclosed herein, none of the Reporting Persons or Individual Representatives has effected any transactions in the Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit	Description
A.	Agreement as to Joint Filing between Noreen Griffin, Global Reverb Corporation, Robert J. Dailey, Roger D. Bozarth, Joel Yanowitz, Chris Dunk, Paul Puskadi, The Rogoff Family Trust dtd 05-10-1999, Alan Cunningham, George Sasko, Raster Investments, Inc., Empower Insurance Corporation Ltd., Deane Rhodes, and James Norman Curley.

B.	Reporting Persons’ Conversion Rights under Proposal

C.	Term Sheet between Global Reverb, Robert J. Dailey, Roger D. Bozarth, Joel Yanowitz, Chris Dunk, Paul Puskadi, The Rogoff Family Trust dtd 05-10-1999, Alan Cunningham, George Sasko, Raster Investments, Inc., Empower Insurance Corporation Ltd., Deane Rhodes, James Norman Curley, and Immune Therapeutics, Inc., dated as of May 28, 2021.

CUSIP No. 45252A107	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Noreen Griffin	Date: June 3, 2021
Name:	Noreen Griffin

By:	/s/ Noreen Griffin	Date: June 3, 2021
Name:	Noreen Griffin
For:	Global Reverb Corporation

By:	/s/ Roger D. Bozarth	Date: June 3, 2021
Name:	Roger D. Bozarth

By:	/s/ Joel Yanowitz	Date: June 3, 2021
Name:	Joel Yanowitz

By:	/s/ Chris Dunk	Date: June 3, 2021
Name:	Chris Dunk

By:	/s/ Paul Puskadi	Date: June 3, 2021
Name:	Paul Puskadi

By:	/s/ Lawrence J. Rogoff	Date: June 3, 2021
Name:	Lawrence J. Rogoff
For:	Rogoff Family Trust dtd 05-10-1999

By:	/s/ Alan Cunningham	Date: June 3, 2021
Name:	Alan Cunningham

By:	/s/ George Sasko	Date: June 4, 2021
Name:	George Sasko

By:	/s/ Marie Elena Taskiewicz	Date: June 3, 2021
Name:	Marie Elena Taskiewicz
For:	Raster Investments, Inc.

By:	/s/ John Zammit	Date: June 3, 2021
Name:	John Zammit
For:	Empower Insurance Corporation Ltd.

By:	/s/ Deane Rhodes	Date: June 3, 2021
Name:	Deane Rhodes

By:	/s/ James Norman Curley	Date: June 3, 2021
Name:	James Norman Curley

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Global Reverb Corporation

The business address of each of the following individuals is c/o 100 S Eola Dr Unit 1703, Orlando, Florida 32801.

Directors:
Name	Country of Citizenship
Noreen Griffin	United States

Executive Officers:
Noreen Griffin, Chief Executive Office

Raster Investments, Inc.

The business address of each of the following individuals is c/o 2384 Orchard Crest Blvd., Manasquan, NJ 08736.

Directors:
Name	Country of Citizenship
Marie Elena Teraskiewicz	United States
Edward Teraskiewicz	Saint Kitts and Nevis

Executive Officers:

Marie Elena Teraskiewicz, Secretary Edward Teraskiewicz, President

Rogoff Family Trust dtd 05-10-1999

The business address of each of the following individuals is c/o 20701 N. Scottsdale Dr., Ste. 107-501, Scottsdale, AZ 85255.

Trustees:
Name	Country of Citizenship
Lawrence J. Rogoff	United States

Empower Insurance Corporation Ltd.

The business address of each of the following individuals is c/o 1254 Leeward Highway, Caribbean Place, Providenciales, Turks and Caicos Islands.

Directors:
Name	Country of Citizenship
John Zammit	Turks and Caicos Islands

Exhibit A

AGREEMENT AS TO JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13D and any further amendments thereto needs to be filed with respect to the beneficial ownership by each of the undersigned of the Common Stock of Immune Therapeutics, Inc., a Florida corporation, and further agree that this Joint Filing Agreement be included as an exhibit to the Schedule 13D, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning any other person making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement as to Joint Filing may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: May 31, 2021

By:	/s/ Noreen Griffin	Date: May 24, 2021
Name:	Noreen Griffin

By:	/s/ Noreen Griffin	Date: May 24, 2021
Name:	Noreen Griffin
For:	Global Reverb Corporation

By:	/s/ Roger D. Bozarth	Date: May 24, 2021
Name:	Roger D. Bozarth

By:	/s/ Joel Yanowitz	Date: May 25, 2021
Name:	Joel Yanowitz

By:	/s/ Chris Dunk	Date: May 24, 2021
Name:	Chris Dunk

By:	/s/ Paul Puskadi	Date: May 24, 2021
Name:	Paul Puskadi

By:	/s/ Lawrence J. Rogoff	Date: May 24, 2021
Name:	Lawrence J. Rogoff
For:	The Rogoff Family Trust dtd 05-10-1999

By:	/s/ Alan Cunningham	Date: May 25, 2021
Name:	Alan Cunningham

By:	/s/ George Sasko	Date: May 31, 2021
Name:	George Sasko

By:	/s/ Marie Elena Taskiewicz	Date: May 24, 2021
Name:	Marie Elena Taskiewicz
For:	Raster Investments, Inc.

By:	/s/ John Zammit	Date: May 24, 2021
Name:	John Zammit
For:	Empower Insurance Corporation Ltd.

By:	/s/ Deane Rhodes	Date: May 24, 2021
Name:	Deane Rhodes

By:	/s/ James Norman Curley	Date: May 24, 2021
Name:	James Norman Curley

Exhibit B

Below are the Reporting Persons’ Common Stock purchase rights under the Proposal if the Loan is completed and the Reverse Split occurs.

Name	Loan against Warrants	Conversion Rate	Shares after Reverse if Converted
Robert J. Dailey	$131,484	$0.05	2,629,688
Roger Bozarth	$50,000	$0.05	1,000,000
Joel Yanowitz	$100,000	$0.05	2,000,000
Chris Dunk	$175,000	$0.05	3,500,000
Paul Puskadi	$10,000	$0.05	200,000

Rogoff Family Trust dtd 05-10-1999	$100,000	$0.05	2,000,000
Deane Rhodes	$25,000	$0.05	500,000
Alan Cunningham	$100,000	$0.05	2,000,000
George Sasko	$50,000	$0.05	1,000,000

Raster Investments, Inc.	$100,000	$0.05	2,000,000

Global Reverb Corporation	$25,010	$0.05	500,200
Empower Insurance Corporation Ltd.[1]	N/A	N/A	N/A
James Norman Curley[2]	N/A	N/A	N/A
Noreen Griffin[3]	N/A	N/A	N/A

[1]	Does not own warrants.
[2]	Does not own warrants.
[3]	Griffin is participating in the Loan as the Lenders’ representative only.

Exhibit C

TERM SHEET

Proposed Terms of Transaction

This term sheet (“Term Sheet”) sets forth certain material terms for the contribution of Lenders and Immune Therapeutics Inc (“IMUN”) (collectively, the “Transaction”).

Subject to the foregoing, the parties propose to negotiate in good faith to agree upon the terms of any required agreements for the Transaction that will provide for and/or incorporate the following:

Proposed Transaction	Lenders will loan the Company a minimum of $700,000 and up to $1,500,000.00 (the “Loan”) in exchange for non-convertible promissory notes (each a “New Note” and collectively as, the “New Notes”) in favor of each Lender in the amount loaned by each Lender. The New Notes will bear simple interest at the rate of 5% per annum and mature twelve (12) months from the dates of their respective issuances. The Company, with Lender approval, will have the option to extend such maturity for an additional six (6) months. Each Lender will have the option to draw down and apply the balance of its New Note, or a portion thereof, to exercise the existing warrants held by the Lender (“Existing Warrants”) according to the terms of the Existing Warrants. As a condition to the Lenders making the Loan contemplated hereby (“Closing”), the Company will agree to attempt to resolve certain debt on its books in accordance with this term sheet. As a condition to the Company settling such debt, Forte Animal Health. (“Forte”) and Cytocom, Inc. (“CYTO” or “Cytocom”) must complete the assumption of certain obligations, as herein detailed and previously agreed between the Company and Forte and CYTO, respectively.

Lenders	The Lenders and the amount of the Loan to be paid by each Lender are listed on Exhibit A hereto. Each Lender will execute a lock up agreement with the Company for a period of twelve (12) months. The Lenders will also file Forms 3, 4 and 5 and Schedules 13D with the SEC, as appropriate, indicating that they are acting as a group and collectively hold more than 10% of the Company’s securities and should be considered the company’s affiliates.

Existing Promissory Notes	The Company will offer certain existing note holders, as listed on Exhibit B hereto, (each an “Existing Note Holder,” and collectively as, the “Existing Note Holders”) the right to amend their notes (each an “Existing Promissory Note,” and collectively as, the “Existing Promissory Notes”) to (i) extend the maturity of each Existing Promissory Note to twelve (12) months from Closing, with the Company’s ability to extend such maturity on any given Existing Promissory Note an additional six (6) months with the approval of the applicable Existing Note Holder, (ii) provide for 5% interest per annum, and (iii) allow for the conversion of the principal and accrued interest of the Existing Promissory Notes at a rate of $0.05 per common share once the Company’s intended 1,000 to 1 reverse stock split is approved by FINRA (the “Reverse Split”), which conversion shall be automatic upon FINRA’s approval of the Reverse Split. In addition, upon approval of the Reverse Split by FINRA, all unexercised warrants held by Existing Note Holders will be automatically exercised either through a cash payment or by crediting the principal balance and/or accrued interest on their Existing Promissory Notes. The Existing Note Holders will agree to a six (6) month lock up of their conversion shares, excepting certain private transfers.

Former Employees	The Company will offer former employees who hold deferred compensation on the books of the Company the opportunity to settle a portion of the amounts owed them for common shares of the Company, as detailed in Exhibit C. The remaining deferred compensation held by such former employees will be transferred to Forte. The former employees will be required to execute settlement agreements with the Company at Closing, which settlement and the issuance of shares will be conditioned upon approval of the Reverse Split by FINRA. If the Reverse Split is not approved by FINRA, the former employees and Company will work together to reach a new settlement.

CEO/Board Members	The Company will offer its current CEO and board of director members who hold deferred compensation on the books of the Company the opportunity to settle the amounts owed them for common shares of the Company, as detailed in Exhibit D. The CEO and board members will be required to execute settlement agreements with the Company at Closing, which settlement and the issuance of shares will be conditioned upon approval of the Reverse Split by FINRA. If the Reverse Split is not approved by FINRA, the CEO, board members and Company will work together to reach a new settlement.
Accounts Payable and Accruals

The Company will offer certain persons who hold accounts payable and accruals with the Company the right to convert their amounts due into common stock of the Company, as detailed on Exhibit E hereto.

Each recipient will execute a settlement agreement with the Company at Closing.

Cytocom Assignments and License/Forte Assignments	As a condition to the Company’s obligations to settle existing debt on the terms herein provided, (i) Cytocom will assume certain obligations of the Company as detailed on Exhibit F, (ii) Cytocom must formally rescind its default notice to the Company of the license from Cytocom to the Company and restore the license to the Company in full force and effect, (iii) Forte must complete its assumption of debt as detailed on Exhibit G hereto, and (iv) Forte must issue the Company 15% of its issued and outstanding Common A stock.

Each of Cytocom and Forte will be required to execute a separate assignment and assumption agreement approved by their respective boards and the obligation holders. Each holder of an obligation transferred to Forte or CYTO will be required to execute a settlement agreement with the Company at Closing for the amount of the obligation being transferred.

FINRA	The Company will diligently pursue approval of the Reverse Split by FINRA.

Taxes	Each person and the Company will be responsible for reporting and paying their tax obligations resulting from the transactions contemplated hereby. Tax obligations shall be based on the value of consideration received (e.g. all shares distributed as part of a settlement will be valued at $.05 per share rather than the designated conversion rate).

Management	Roscoe Moore and Kevin Phelps will be invited to remain as board members and Kevin Phelps will remain as chief executive officer at least until such time as new members are elected to the board of directors under the same financial compensation terms from January 1, 2021 as contained in his existing employment contract dated July 22, 2020. Until such time as new Board Members are elected as noted below, the Lenders will appoint two individuals to act as board advisors with such responsibilities as agreed between Lenders and the Company. Mr. Phelps will be granted a $100,000 promissory note as severance, including any required employment tax payments due from the Company. The Note will bear simple interest at the rate of 5% per annum and mature twelve (12) months from the dates of their respective issuances. The Company will hold its annual meeting for the appointment of new board members and management promptly following Closing of the Loan and shall file a Proxy Statement on Schedule 14A within 45 days of the closing of this transaction.

Registration of Shares	The Company will provide customary demand and piggyback registration rights relating to the registration of the Lenders’ shares resulting from exercise of their warrants, on a pro rata basis, up to the amount permitted by law.

Confidentiality & Disclosures

This term sheet, the terms hereof and the Proposed Transaction contemplated hereby are highly confidential and comprise material non-public information with respect to the Company, and therefore the parties shall not trade in securities of the Company until all such information has been publicly disclosed.

The Company will disclose the existence of this term sheet upon agreement by the parties to the extent determined necessary by Company's legal counsel. The Company will also disclose the definitive agreements at the completion of the Proposed Transactions to the extent determined necessary by Company's legal counsel.

Definitive Agreements and Closing	Upon acceptance by the Lenders, the Company will instruct its counsel to prepare the definitive documents required to complete the Proposed Transactions as soon as possible. The definitive agreements will contain standard representations and warranties, including securities representations and warranties, including that each recipient is acquiring the securities for his/her/its own account and not with a view towards distribution.

Proposed by the undersigned, as representative of the Lenders:

By:	/s/ Noreen Griffin
Print Name:	Noreen Griffin

Accepted by the Company:

Immune Therapeutics, Inc.

By:	/s/ Kevin Phelps
Kevin Phelps
Chief Executive Officer

Date: May 28, 2021